# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: X Financial, CIK 0001725033
CUSIP: 98372W103
Title of class of securities: American depositary shares, each ADS represents six Class A ordinary shares, par value US$0.0001 per share Class A ordinary shares, par value US$0.000
Address of issuer's principal executive offices: 7-8F,BLOCK A,AEROSPACE SCIENCE&TECH PLZ, NO. 168 HAIDE THIRD AVENUE, NANSHAN DIST, SHENZHEN, China (F4), 518067
Date of event which requires filing of this statement: 03/31/2026
Filed by CIK 0001768213
Persons authorized to receive notices and communications: Yue (Justin) Tang, 7-8F,BLOCK A,AEROSPACE SCIENCE&TECH PLZ, NO. 168 HAIDE THIRD AVENUE, NANSHAN DIST, SHENZHEN, China (F4), 518067, 86-0755-86282977

## Reporting persons
- Mangrove Coast Investment Limited (CIK 0001768213): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 98,765,278; shared voting power 0; sole dispositive power 98,765,278; shared dispositive power 0; aggregate amount beneficially owned 98,765,278 (42.11% of the class)
  Comment: (1) Represents 1,165,278 Class A ordinary shares in form of 194,213 ADSs and 97,600,000 Class B ordinary shares held by Mangrove Coast Investment Limited, a British Virgin Islands company. Mangrove Coast Investment Limited is wholly owned by Mangrove Coast Trust, of which Mr. Yue (Justin) Tang and his family members are the beneficiaries. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote.
  
  (2) Percent of class is calculated based on 234,517,901 ordinary shares issued and outstanding as of December 31, 2025, being the sum of (i) 136,917,901 Class A ordinary shares and (ii) 97,600,000 Class B ordinary shares, assuming conversion of all Class B ordinary shares into Class A ordinary share on a one-for-one basis.
- Rhone Trustees (Bahamas) Ltd. as trustee of the Mangrove Coast Trust: type of reporting person: other (OO); citizenship or place of organization: Bahamas (C5); source of funds: other (OO); sole voting power 98,765,278; shared voting power 0; sole dispositive power 98,765,278; shared dispositive power 0; aggregate amount beneficially owned 98,765,278 (42.11% of the class)
  Comment: (1) Represents 1,165,278 Class A ordinary shares in form of 194,213 ADSs and 97,600,000 Class B ordinary shares held by Mangrove Coast Investment Limited, a British Virgin Islands company. Mangrove Coast Investment Limited is wholly owned by Mangrove Coast Trust, of which Mr. Yue (Justin) Tang and his family members are the beneficiaries. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote.
  
  (2) Percent of class is calculated based on 234,517,901 ordinary shares issued and outstanding as of December 31, 2025, being the sum of (i) 136,917,901 Class A ordinary shares and (ii) 97,600,000 Class B ordinary shares, assuming conversion of all Class B ordinary shares into Class A ordinary share on a one-for-one basis.
- Purple Mountain Holding Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF); sole voting power 4,068,241; shared voting power 0; sole dispositive power 4,068,241; shared dispositive power 0; aggregate amount beneficially owned 4,068,241 (1.73% of the class)
  Comment: (1) Represents 1,548,714 Class A ordinary shares in the form of 258,119 ADSs and 2,519,527 Class A ordinary shares held by Purple Mountain Holding Ltd., a British Virgin Islands company. Purple Mountain Holding Ltd. is wholly owned by Mr. Yue (Justin) Tang. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote.
  
  (2) Percent of class is calculated based on 234,517,901 ordinary shares issued and outstanding as of December 31, 2025, being the sum of (i) 136,917,901 Class A ordinary shares and (ii) 97,600,000 Class B ordinary shares, assuming conversion of all Class B ordinary shares into Class A ordinary share on a one-for-one basis.
- Yue (Justin) Tang (CIK 0002115086): type of reporting person: individual (IN); citizenship or place of organization: Malta (O1); source of funds: other (OO); sole voting power 114,934,942; shared voting power 0; sole dispositive power 114,934,942; shared dispositive power 0; aggregate amount beneficially owned 114,934,942 (49.01% of the class)
  Comment: (1) Represents (i) 6,197,778 Class A ordinary shares in form of 1,032,963 ADS and 5,903,645 Class A ordinary shares held by Yue (Justin) Tang, (ii) 1,548,714 Class A ordinary shares in the form of 258,119 ADSs and 2,519,527 Class A ordinary shares held by Purple Mountain Holding Ltd., a British Virgin Islands company, and (iii) 1,165,278 Class A ordinary shares in form of 194,213 ADSs and 97,600,000 Class B ordinary shares held by Mangrove Coast Investment Limited, a British Virgin Islands company. Purple Mountain Holding Ltd. is wholly owned by Mr. Yue (Justin) Tang. Mangrove Coast Investment Limited is wholly owned by Mangrove Coast Trust, of which Mr. Yue (Justin) Tang and his family members are the beneficiaries. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote.
  
  (2) Percent of class is calculated based on 234,517,901 ordinary shares issued and outstanding as of December 31, 2025, being the sum of (i) 136,917,901 Class A ordinary shares and (ii) 97,600,000 Class B ordinary shares, assuming conversion of all Class B ordinary shares into Class A ordinary share on a one-for-one basis.

## Item 1. Security and Issuer
Title of class of securities: American depositary shares, each ADS represents six Class A ordinary shares, par value US$0.0001 per share Class A ordinary shares, par value US$0.000
Name of issuer: X Financial
Address of issuer's principal executive offices: 7-8F,BLOCK A,AEROSPACE SCIENCE&TECH PLZ, NO. 168 HAIDE THIRD AVENUE, NANSHAN DIST, SHENZHEN, China (F4), 518067

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: During the window period in December 2025, Mr. Yue (Justin) Tang purchased 194,213 American Depositary Shares (ADSs) of the Issuer through open market purchases at the prevailing market prices through personal funds. In November 2025, Mr. Yue (Justin) Tang acquired 250,000 ADSs through RSU vesting and in January 2026, Mr. Yue (Justin) Tang further acquired 8,333 ADSs through RSU vesting.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information furnished in Item 3 is hereby incorporated into this Item 4 by reference.

The Reporting Persons acquired the Class A ordinary shares of the Issuer reported herein for investment purposes. Although the Reporting Persons have no present intention to acquire additional securities of the Issuer, the Reporting Persons intend to review the investment on a regular basis and, as a result thereof and subject to applicable laws and regulations, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Company, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Company owned by the Reporting Persons in the open market, in privately negotiated transactions or otherwise, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to a course of action (as well as to the specific elements thereof), the Reporting Persons currently expect to take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses in items (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated into this Item 5 by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses in items (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated into this Item 5 by reference.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transaction in the Class A ordinary shares of the Issuer during the past 60 days, except as otherwise disclosed in this Schedule 13D.

## Signatures
- Mangrove Coast Investment Limited: /s/ Yue (Justin) Tang, Yue (Justin) Tang/ Director (03/31/2026)
- Rhone Trustees (Bahamas) Ltd. as trustee of the Mangrove Coast Trust: /s/ Keisha Cleare, Keisha Cleare/ Trustee (03/31/2026)
- Rhone Trustees (Bahamas) Ltd. as trustee of the Mangrove Coast Trust: /s/ Rawiya Rahming, Rawiya Rahming/ Trustee (03/31/2026)
- Purple Mountain Holding Ltd.: /s/ Yue (Justin) Tang, Yue (Justin) Tang/ Director (03/31/2026)
- Yue (Justin) Tang: /s/ Yue (Justin) Tang, Yue (Justin) Tang (03/31/2026)